SEC FILE NUMBER: 001-39172

CUSIP NUMBER: 86184W 106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

 SEC FILE NUMBER: 001-39172

CUSIP NUMBER: 86184W 106

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   __       .

PART I — REGISTRANT INFORMATION

StoneMor Inc.

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Full Name of Registrant

______________________________________________________________________________________________________

Former Name if Applicable

3600 Horizon Boulevard

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Address of Principal Executive Office (Street and Number)

Trevose, Pennsylvania 19053

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

StoneMor Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2019 (the “2019 Form 10-K”) by the prescribed filing deadline (March 30, 2020) without unreasonable effort or expense. The Company needs additional time to perform certain administrative procedures necessary to complete its annual consolidated financial statements. The additional time is a result of having to work remotely due to the ongoing issues surrounding COVID-19.  In particular, on Monday, March 16, 2020, Pennsylvania Governor Tom Wolf extended significant travel and work restrictions related to the Coronavirus to Bucks County, where the Company’s corporate headquarters is located, in an attempt to prevent the further spread of COVID-19 in the state. The disruptions in transportation, staffing, and information technology systems which have occurred over the last few weeks to both the Company and the Company’s professional advisors have resulted in these delays.  While there can be no assurances, the Company is working to file its Annual Report on Form 10-K within the fifteen calendar day extension provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey DiGiovanni	215	826-2800
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☐  Yes   ☒   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Form 12b-25, including, but not limited to, the timing of the filing of the 2019 Form 10-K, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Generally, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “project,” “expect,” “predict” and similar expressions identify these forward-looking statements. These statements are based on management’s current expectations and estimates.  These statements are neither promises nor guarantees and are made subject to risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements, including, without limitation, risks relating to the difficulty of predicting the timing of the completion of the Company’s work necessary to finalize the 2019 Form 10-K.  Except as required under applicable law, the Company assumes no obligation to update or revise any forward-looking statements made herein or any other forward-looking statements made by it, whether as a result of new information, future events or otherwise.

STONEMOR INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2020	By:	/s/ Jeffrey DiGiovanni
Name: Jeffrey DiGiovanni
Title: Chief Financial Officer and Senior Vice President